SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated May 26, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated May 26, 2017, the company reported that a General Ordinary and Extraordinary Shareholders’ Meeting has been called by the Company, to be held on June 26, 2017, at 12:00 noon, at its registered office, Bolívar 108, 1st Floor, City of Buenos Aires, to deal with the following agenda:

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
2. IN LIGHT OF THE CAPITAL INCREASE LAUNCHED BY OUR CONTROLLED COMPANY IRSA PROPIEDADES COMERCIALES S.A. (“IRSA PC”), CONTINGENT ON WHAT IS RESOLVED UPON BY ITS SHAREHOLDERS’ MEETING SCHEDULED FOR JUNE 26, 2017, CONSIDERATION OF PROCEDURE TO BE FOLLOWED BY THE COMPANY REGARDING ITS PREEMPTIVE SUBSCRIPTION AND ACCRETION RIGHTS, SO AS TO FACILITATE SUCH CAPITAL INCREASE. COURSES OF ACTION TO BE CONSIDERED FOR DISPOSAL, FULL AND/OR PARTIAL ASSIGNMENT OR OTHER FORM OF DISPOSITION, EITHER GRATUITOUS OR FOR VALUE, AND ITS DIFFERENT FORMS OR MECHANISMS, CONCERNING THE PREEMPTIVE SUBSCRIPTION AND ACCRETION RIGHTS, AS MAY BE CONDUCIVE TO MAKE EFFECTIVE THE CAPITAL INCREASE OF IRSA PC. DELEGATIONS AND AUTHORIZATIONS.
3. AUTHORIZATION FOR THE SALE OF BOOK-ENTRY SHARES OF $1 PAR VALUE EACH, ENTITLED TO ONE VOTE PER SHARE, AND ENTITLED TO RECEIVE DIVIDENDS, OF IRSA PROPIEDADES COMERCIALES S.A, IN ONE OR MORE TRANCHES, IN THE OVER-THE-COUNTER MARKET AND/OR BY MEANS OF A PRIVATE SALE, BASED ON MARKET INTEREST, IN THE EVENT THAT SUCH SALE FALLS WITHIN THE EVENT CONTEMPLATED IN PARAGRAPH A), SECTION 71 OF LAW 26,831, AND BECOMES POTENTIALLY SUBSTANTIAL.
4. DELEGATION OF POWER FOR THE BOARD TO SELL SHARES OF IRSA PROPIEDADES COMERCIALES S.A., IN ONE OR MORE TRANCHES, AND DELEGATION OF POWER FOR THE BOARD TO DETERMINE THE FINAL AMOUNT, PRICE AND REMAINING TERMS AND CONDITIONS FOR EXECUTING SUCH SALE(S), INCLUDING POWERS TO SUB-DELEGATE SUCH AUTHORITY TO ONE OR MORE OF THE COMPANY’S DIRECTORS OR MANAGERS OR SUCH PERSONS AS AUTHORIZED BY THE BOARD OF DIRECTORS, PURSUANT TO THE APPLICABLE LAWS, WITHOUT LIMITATION, WITH THE BROADEST POWERS TO EXECUTE ANY DOCUMENTS NECESSARY FOR IMPLEMENTING THE SALE OF THE SHARES, AND THE PERFORMANCE OF ANY RELATED ACTS REQUIRED TO COMPLY WITH ITEMS 2 AND 3 OF THE MEETING’S AGENDA.

The call notice is transcribed hereinbelow:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
Registered with the Superintendency of Corporations on June 23, 1943, under number 284, page 291, book 46, volume A, calls its Shareholders to attend a General Ordinary and Extraordinary Meeting to be held on June 26, 2017, at 12:00 noon, at its registered office, Bolívar 108, 1st Floor, City of Buenos Aires, to deal with the following agenda:

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
2. IN LIGHT OF THE CAPITAL INCREASE LAUNCHED BY OUR CONTROLLED COMPANY IRSA PROPIEDADES COMERCIALES S.A. (“IRSA PC”), CONTINGENT ON WHAT IS RESOLVED UPON BY ITS SHAREHOLDERS’ MEETING SCHEDULED FOR JUNE 26, 2017, CONSIDERATION OF PROCEDURE TO BE FOLLOWED BY THE COMPANY REGARDING ITS PREEMPTIVE SUBSCRIPTION AND ACCRETION RIGHTS, SO AS TO FACILITATE SUCH CAPITAL INCREASE. COURSES OF ACTION TO BE CONSIDERED FOR DISPOSAL, FULL AND/OR PARTIAL ASSIGNMENT OR OTHER FORM OF DISPOSITION, EITHER GRATUITOUS OR FOR VALUE, AND ITS DIFFERENT FORMS OR MECHANISMS, CONCERNING THE PREEMPTIVE SUBSCRIPTION AND ACCRETION RIGHTS, AS MAY BE CONDUCIVE TO MAKE EFFECTIVE THE CAPITAL INCREASE OF IRSA PC. DELEGATIONS AND AUTHORIZATIONS.
3. AUTHORIZATION FOR THE SALE OF BOOK-ENTRY SHARES OF $1 PAR VALUE EACH, ENTITLED TO ONE VOTE PER SHARE, AND ENTITLED TO RECEIVE DIVIDENDS, OF IRSA PROPIEDADES COMERCIALES S.A, IN ONE OR MORE TRANCHES, IN THE OVER-THE-COUNTER MARKET AND/OR BY MEANS OF A PRIVATE SALE, BASED ON MARKET INTEREST, IN THE EVENT THAT SUCH SALE FALLS WITHIN THE EVENT CONTEMPLATED IN PARAGRAPH A), SECTION 71 OF LAW 26,831, AND BECOMES POTENTIALLY SUBSTANTIAL.
4. DELEGATION OF POWER FOR THE BOARD TO SELL SHARES OF IRSA PROPIEDADES COMERCIALES S.A., IN ONE OR MORE TRANCHES, AND DELEGATION OF POWER FOR THE BOARD TO DETERMINE THE FINAL AMOUNT, PRICE AND REMAINING TERMS AND CONDITIONS FOR EXECUTING SUCH SALE(S), INCLUDING POWERS TO SUB-DELEGATE SUCH AUTHORITY TO ONE OR MORE OF THE COMPANY’S DIRECTORS OR MANAGERS OR SUCH PERSONS AS AUTHORIZED BY THE BOARD OF DIRECTORS, PURSUANT TO THE APPLICABLE LAWS, WITHOUT LIMITATION, WITH THE BROADEST POWERS TO EXECUTE ANY DOCUMENTS NECESSARY FOR IMPLEMENTING THE SALE OF THE SHARES, AND THE PERFORMANCE OF ANY RELATED ACTS REQUIRED TO COMPLY WITH ITEMS 2 AND 3 OF THE MEETING’S AGENDA.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537 Floor 18, City of Buenos Aires from 10:00 am to 6:00 pm no later than June 20, 2017. An acknowledgement of admission to the Shareholders’ Meeting shall be furnished. Pursuant to Section 22, Chapter II, Title II of the CNV Rules (2013 revision) upon registration for attending the meeting, the shareholders shall provide the following data: first and last name or full corporate name, as registered; identity document type and number in the case of physical persons, or registration data in the case of artificial persons, specifying the Register where they are recorded and their jurisdiction and domicile, and indicating their nature. Identical data shall be furnished by each person who attends the Shareholders’ Meeting as representative of any shareholder, including their capacity. Pursuant to the provisions of Section 24, 25 and 26, Chapter II, Title II of the CNV Rules (RG 687 revision) shareholders who are artificial persons or other legal vehicles shall identify their final beneficial holders by providing their full name, nationality, place of residence, date of birth, identity document or passport, taxpayer registration number (CUIT), employee registration number (CUIL), or other form of tax identification, and profession. In the case of artificial persons organized abroad, the instrument evidencing their registration pursuant to Sections 118 or 123 of Law No. 19,550, as applicable, shall be filed in order to attend the meeting. The representation shall be exercised by the legal representative registered in the applicable Public Register or a duly appointed agent. If any equity interests are held by a trust or similar vehicle, a certificate shall be filed identifying the trust business giving rise to the transfer, including full name or corporate name, domicile or establishment, identity document or passport number or data evidencing registration, authorization or incorporation of the trustor(s), trustee(s) or persons in equivalent capacities, and residual beneficiaries and/or beneficiaries or persons in equivalent capacities, according to the legal system that governed the act, agreement and/or evidence of registration of the agreement with the public Register of Commerce, as applicable. If the equity interests are held by a foundation or similar vehicle, whether public or private, the same data as those mentioned in the previous paragraph shall be included with respect to the founder or, if different, the person who made the contribution or transfer to such estate. The representation shall be exercised by the person who manages the estate, in the case of a trust or similar vehicle, and the person exercising the legal representation in the other cases, or a duly appointed agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: May 26, 2017